Mail Stop 4561

October 12, 2006

John Colbert, Chief Executive Officer
Guidance Software, Inc.
215 North Marengo Avenue
Pasadena, CA 91101

> **RE: Guidance Software, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-137381**
> **Date Filed: September 15, 2006**

Dear Mr. Colbert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Summary, page 1

3. Please substantiate your claim of developing and providing the "leading software solutions for digital investigations . . . ." We also note disclosure on page 52 that discusses Encase software becoming the "globally recognized standard for digital investigations and trusted electronic data collection."

4. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the third paragraph of the "Our Industry" subsection of the Prospectus Summary. Refer also to disclosure contained in the "Industry Background" subsection commencing on page 45.

5. With the exception of your business address, telephone number, and website address, please relocate the majority of the disclosure under the "Company Information" subsection to a part of the prospectus that is not subject to Rule 421(d).

Risk Factors, page 7

6. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. For example, the subheading for the second risk factor on page 8 merely states that "Courts could reject the use of our products."

"Computer hackers may damage our products . . . ," page 9

7. With respect to the FTC draft consent decree, please disclose where you are in relation to the issuance of a final consent decree. Also, expand the disclosure to indicate whether there are any other material terms to the decree beside the duration of the third-party monitoring. In this regard, clarify what you mean when you disclose that third-party monitoring will be done for "several years." Finally, disclose the consequences of violating the consent decree.

8. Notwithstanding the discussion on page 31, add disclosure briefly identifying the "several matters" that constituted material weaknesses cited by Deloitte. Also, explain why it is that you are not able to provide a timetable regarding remediation. Confirm, if true, that there are no material costs involved the remediation.

We have broad discretion in the use of the net proceeds of this offering", page 20

9. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

Special Note Regarding Forward-Looking Statements and Industry Data, page 23

10. We note that the disclosure about your industry is based upon industry publications and other industry reports generated by Socha Consulting LLC, Gelbmann & Associates, International Data Corporation, Fulbright & Jaworski LLP, and other third parties. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

Use of Proceeds, page 24

11. Please quantify the estimated distribution to the pre-IPO shareholders as of the most recent fiscal period.

12. To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. Also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan. For example, if you expect to use part of the net proceeds to further develop technology that assists investigators with the recovery, search, and analysis of cell phone data, as highlighted on page 58, please disclose how funds received from this offering will assist you in the advancement of such technology.

Management's Discussion and Analysis and Results of Operations, page 29

General

13. Revise the disclosure in your MD&A to discuss the impact that you expect from the change in your tax status from S Corporation to C Corporation. These disclosures should address your financial position, results of operations and liquidity in future periods.

Share-Based Compensation, page 34

14. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

15. We note that the fair value of your securities in the 18 months prior to June 30, 2006 was determined based on contemporaneous valuations performed by an unrelated valuation specialist. Please indicate when you received these valuations and the periods that each valuation was used. In addition, disclose the name of the specialist and include their consent with your amended filing. Refer to Rule 436(b) of Regulation C.

16. We note that you used a combination of the income approach and market approach to calculate the fair value of your underlying shares of common stock. Please tell us how you weighted each method and explain your basis for this weighting.

17. Please tell us more about the assumptions used in connection with valuing your common stock under the market and income approaches described on page 34. Describe and quantify each of the significant assumptions for each of the valuation periods since January 1, 2005 and provide us with your basis for those determinations. As part of your response, discuss any significant changes in the assumptions between periods, the drivers behind the changes and how the changes affected the valuations.

18. Please provide us with an analysis that compares the fair values of your common stock at each valuation date since January 1, 2005 and the midpoint of your proposed IPO range. Reconcile and explain the differences between the midpoint of your estimated offering price range and the fair values asserted in your analysis.

Results of Operations, page 39

19. Your discussion of the results of operations frequently does not quantify sources of material changes. Refer to the first full paragraph on page 40 for example. In identifying numerous sources of the change in cost of services and maintenance revenue, you have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Business, page 49

General

20. We note the disclosure on page 14 of the risk factor section that indicates that you maintain favored nation clauses with federal government agencies and that you are subject to administrative audits of your performance by the governmental agencies. Please clarify the overall significance of your relationships with governmental agencies. Does your relationship with federal government agencies account for more than 10% of your total revenue? Also, are you subject to renegotiation of profits or termination of contracts at the election of the government. Refer to 101(c)(1)(ix) of Regulation S-K?

21. On page 57, explain or substantiate your statement that your Fastblock hardware is a "failsafe" system.

Customers, page 63

22. We note the disclosure regarding the customer case studies commencing on page 63. Revise to identify the parties that serve as your examples. Also, confirm that you have obtained the supplemental consent of these entities to be cited in such a fashion in your prospectus.

Competition, page 64

23. Please clarify, if true, that you compete on the basis of your products and services.

24. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

25. Please advise us of the nations where the company maintains business.

Intellectual Property and Property Rights, page 65

26. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology for which there is substantial dependence may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance. Specifically advise us about the license from Stellent, Inc. See page 16.

Employment Agreements, page 71

27. We note the absence of disclosure regarding a number of significant terms of the employment agreements, such as compensation. Reconsider the disclosure in this section in its entirety and revise to include a materially complete description of the various employment agreements.

Stock Option Grants in Last Fiscal Year, page 72

28. We note that you have not prepared the "potential realizable value" column of the option grant table using the mid-point of the offering price range. We suggest that you present these columns of the table using the mid-point of the offering price range to inform potential investors clearly of the impact that the offering you are conducting will have upon the value of the options held by the named executive officers. The amounts that would be presented if computed using the estimated offering price would appear to vary significantly from the amounts you currently report. See Telephone Interpretation J.17 of the 1999 Corp. Finance Current Issues Outline and Release No. 34-32723 at I.V. In the event you continue to present the information in these columns based on a price other than the public offering price, expand the text accompanying the table to identify who determined the "fair market value" of the common stock used in computing the option values. Also, provide a reasonably detailed description of the methodologies that were utilized in determining those fair market values. See SEC Release 33-6009.

29. The prior comment also applies to the option value columns of the option exercise/year-end value table on page 72.

Principal And Selling Stockholders, page 77

30. Please update the beneficial ownership to the latest practicable date.

31. We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. I.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please confirm that none of the selling securityholders are broker dealers or affiliates of broker dealers.

Changes in Independent Registered Public Accounting Firm, page 92

32. Please revise to state whether McGladery & Pullen, LLP resigned, declined to stand for re-election or was dismissed, and the specific date as required by Item 304(a)(1)(i) of Regulation S-K.

33. Please revise to state the specific date in which you engaged Deliotte & Touche LLP. See Item 304(a)(2) of Regulation S-K.

34. Please revise your disclosure to state whether during your two most recent fiscal years and any subsequent interim period through the date McGladery & Pullen LLP resigned, declined to stand for re-election or was dismissed there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-K. In the event of disagreements and/or reportable events, provide the specific disclosures required by Item 304(a)(1)(iv)of Regulation S-K.

35. Please revise your disclosure regarding consultations with Deliotte & Touche LLP to state whether there were consultations in the two most recent fiscal years and the subsequent interim period through the date that Deliotte & Touche LLP was engaged. See Item 304(a)(2) of Regulation S-K.

36. Please file a letter from your former accountant indicating whether or not they agree with your disclosures in this section. See Item 304(a)(3) of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page F-5

37. You disclose on page F-10 that certain EFE revenue is recognized ratably due to the lack of VSOE. This revenue is allocated to product and service revenue on your statement of operations based on the estimated fair value of the maintenance portion of the revenue. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X for allocating the arrangement fee in the income statement based on estimated fair value of the maintenance you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Notes to Consolidated Financial Statements

Note 1. Description if the Business and Summary of Significant Accounting Policies

Revenue recognition, page F-10

38. We note that you recognized certain revenue ratably over the longer of the contractual maintenance period or the implied maintenance period as VSOE of fair value of the maintenance element does not exist. When VSOE of maintenance does not exist, indicate whether the maintenance represents the only undelivered element. If not, explain how your policy complies with paragraph 12 of SOP 97-2.

39. Please tell us more about the implied maintenance periods related to your EFE arrangements. Explain what gives rise to the implied nature of these terms and refer to the relevant guidance that you relied on in determining your accounting treatment.

40. Your disclosures indicate that the amount of maintenance you defer is based on substantive maintenance renewal provisions which are "provisions where the stated maintenance renewal as a percentage of the product fee is comparable to the normal pricing for maintenance only renewals." Please clarify for us whether these renewal provisions are stated within the contracts.

41. Please tell us more about the customization services referred to on page 58. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

42. We note that you recognize revenue for service arrangements priced with a fixed fee "as the services are provided." Please explain to us how you apply this policy for these fixed-fee arrangements.

43. We note that a significant amount of your revenue is derived from government contracts. Tell us whether your contracts with government agencies involve fiscal funding arrangements. If so, tell us how your accounting complies with paragraphs 32-33 of SOP 97-2.

44. We note that you refer to "special terms" for your trade receivables on page F-9 and that you recognize revenue as amounts become due and payable if fees are not fixed or determinable. Please describe any special terms that you offer and explain to us your criteria for assessing whether fees are fixed or determinable.

Note 5. Debt obligations, page F-17

45. We note your disclosure that you were in violation of certain financial covenants and also note that you refer to Note 15 for more information. However, we were unable to locate disclosure in Note 15 regarding the debt covenant violations and it is unclear to us how this issue was addressed. Please revise your disclosure to describe the violations and explain the consequences. Such disclosures should also appear in the "Liquidity and Capital Resources" section on page 46.

Note 8. Stock Option Plan and Employee Benefit Plan, page F-18

46. You disclose on page F-19 that you issued 85,000 options at a weighted average exercise price of $8.56 in the quarter ended June 30, 2006. However, your disclosure on page F-18 indicates that the range of exercise prices for options issued in the period ended June 30, 2006 was $6.37 to $7.64. Please tell us what the exercise prices were for the 85,000 options and explain how those affected the range disclosed on page F-19.

Note 11. Contingencies, page F-21

47. We note your disclosure that you do not expect a material impact as a result of the litigation related to the security breach. Please revise your disclosure to clarify

this statement considering that you already have $500,000 accrued related to this matter. In addition please note that this disclosure does not satisfy the requirements of SFAS 5 if there is a least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

48. Since you relied upon the exemption contained in Section 4(2) of the Securities Act, please disclose the financial sophistication of the purchasers.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc. Julian Kleindorfer, Esq.
by facsimile at 213-891-8763